UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

COGENT COMMUNICATIONS GROUP, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

19239V 10 4 (CUSIP Number)

June 13, 20051

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This is an elective filing pursuant to Rule 13d-1(h).

CUSIP No. 19239V 10 4	SCHEDULE 13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cisco Systems Capital Corporation I.R.S. Identification No. 77-0440621
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 3,409,985 (1) 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 3,409,985 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,409,985 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%*
12	TYPE OF REPORTING PERSON CO

(1)	Shared with Cisco (defined below) solely by virtue of the fact that CSCC (defined below) is a wholly owned subsidiary of Cisco.
*	Based on 32,392,029 shares of the Issuer’s common stock outstanding as of May 5, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2005. Also gives effect to the sale and issuance by the Issuer of 10,000,000 shares of its common stock in connection with its public offering on June 13, 2005.

CUSIP No. 19239V 10 4	SCHEDULE 13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cisco Systems, Inc. I.R.S. Identification No. 77-0059951
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 3,409,985 (2) 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 3,409,985 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,409,985 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%*
12	TYPE OF REPORTING PERSON CO

(2)	Shared with CSCC, solely by virtue of the fact that CSCC, the record holder of these shares, is a wholly owned subsidiary of Cisco. Cisco disclaims beneficial ownership of the shares pursuant to Rule 13d-4.
*	Based on 32,392,029 shares of the Issuer’s common stock outstanding as of May 5, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2005. Also gives effect to the sale and issuance by the Issuer of 10,000,000 shares of its common stock in connection with its public offering on June 13, 2005.

CUSIP No. 19239V 10 4	SCHEDULE 13G	Page 4 of 6 Pages

Introduction

This statement on Schedule 13G (this “Schedule”) is filed by (i) Cisco Systems Capital Corporation (“CSCC”), a Nevada corporation and wholly-owned subsidiary of Cisco Systems, Inc., and (ii) Cisco Systems, Inc. (“Cisco”), a California corporation (collectively, the “Reporting Persons”). The Reporting Persons have previously reported their beneficial ownership of the Issuer on Schedule 13D.

Item 1	(a)	Name of Issuer: Cogent Communications Group, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices: 1015 31st Street N.W., Washington, D.C. 20007

Item 2	(a)	Name of Person Filing: (i) Cisco Systems Capital Corporation (ii) Cisco Systems, Inc.

Item 2	(b)	Address of Principal Business Office or, if None, Residence (i) 170 West Tasman Drive, San Jose, California 95134 (ii) 170 West Tasman Drive, San Jose, California 95134

Item 2	(c)	Citizenship: (i) State of Nevada (ii) State of California

Item 2	(d)	Title of Class of Securities: Common Stock, $0.001 par value per share

Item 2	(e)	CUSIP Number: 19239V 10 4

Item 3.		Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c): Not applicable.

CUSIP No. 19239V 10 4	SCHEDULE 13G	Page 5 of 6 Pages

Item 4.	Ownership

	(a)	Amount Beneficially Owned: 3,409,985. CSCC is the record holder of all 3,409,985 shares of the Issuer. Cisco owns 100% of the issued and outstanding capital stock of CSCC.

	(b)	Percent of Class: 8.0%*

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or direct the vote: 0

		(ii)	shared power to vote or direct the vote: 3,409,985**

		(iii)	sole power to dispose or to direct the disposition of: 0

		(iv)	shared power to dispose or to direct the disposition of: 3,409,985**

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not applicable.

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.

Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

*	Based on 32,392,029 shares of the Issuer’s common stock outstanding as of May 5, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 6, 2005. Also gives effect to the sale and issuance by the Issuer of 10,000,000 shares of its common stock in connection with its public offering on June 13, 2005.
**	Shared with CSCC, solely by virtue of the fact that CSCC, the record holder of these shares, is a wholly owned subsidiary of Cisco. Cisco disclaims beneficial ownership of the shares pursuant to Rule 13d-4.

CUSIP No. 19239V 10 4	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2005	CISCO SYSTEMS CAPITAL CORPORATION

	By:	/s/ David Rogan
	Name:	David Rogan
	Title:	President

Dated: June 24, 2005	CISCO SYSTEMS, INC.

	By:	/s/ Dennis D. Powell
	Name:	Dennis D. Powell
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Title
A	Joint Filing Agreement dated June 24, 2005 among the Reporting Persons.

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on June 24, 2005.

CISCO SYSTEMS CAPITAL CORPORATION

By:	/s/ David Rogan
David Rogan
President

CISCO SYSTEMS, INC.

By:	/s/ Dennis D. Powell
Dennis D. Powell
Senior Vice President and Chief Financial Officer